Clifton Star Resources Announces

Brokered Flow-Through Private Placement.

Quebec City, QUEBEC – (October 31st, 2012) - Clifton Star Resources Inc. (the "Company" or "Clifton") (TSXV:CFO; FSE:C3T) is pleased to announce it has entered into an engagement letter with Industrial Alliance Securities Inc. (the "Agent") for a best effort private placement of flow-through shares of up to $3,000,000 (the "Private Placement").

The Company will issue up to 2,400,000 flow-through shares (each, a "Flow-Through Share"), at a price of $1.25 per Flow-Through Share for gross proceeds of $3,000,000.

In connection with the Private Placement, the Company will pay a cash commission to the Agent in an amount equal to 6% of the gross proceeds raised from the Private Placement and will issue that number of compensation options entitling it to purchase for a period of 18 months from the date of issuance and at a price of $1.25 per share, a number of additional common shares of the Company equal to 5% of the total number of Flow-Through Shares sold in the Private Placement.

The Company has granted the Agent a 30 day over-allotment option (the "Over-Allotment Option") to sell up to that number of additional Flow-Through Shares that equal 15% of the aggregate number of Flow-Through Shares sold through the Private Placement.  If the Over-Allotment Option is exercised in full, the gross proceeds from the Private Placement will be $3,450,000. The maximum number of Flow-Through Shares anticipated to be sold in the Private Placement, assuming full exercise of the Over-Allotment Option, is 2,760,000 Flow-Through Shares.

All of the securities issued pursuant to the Private Placement will be subject to a hold period of four months and one day from the date of their issuance.

The Company intends to use the proceeds from the sale of the Flow-Through Shares to incur exploration expenditures on the Duparquet Project, to upgrade and expand its resources.

The initial closing of the Private Placement is expected to take place on or about November 12, 2012.  The private placement is subject to customary closing conditions, including the signing of an agency agreement between the Company and the Agent and to the approval of the TSX Venture Exchange.

For further information please contact:

Michel F. Bouchard

President and CEO

418-914-9922

mbouchard@cfo-star.com

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.